CIBC World Markets Corp.	Piper Jaffray & Co.
300 Madison Avenue	U.S. Bancorp Center
New York, New York 10017	800 Nicollet Mall
Minneapolis, Minnesota 55402
January 20, 2006
VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Reidler, Esq.
Mary K. Fraser, Esq.

Re:	SGX Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-128059)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters, in connection with the above-referenced issue, we hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. E.S.T. on January 24, 2006, or as soon thereafter as practicable.
     In connection with Rule 460 of the Act, please be advised that we have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 4, 2006 through the date hereof:
          6,500 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CIBC WORLD MARKETS CORP.
PIPER JAFFRAY & CO.
JMP SECURITIES LLC
As Representatives of the several underwriters

By: CIBC WORLD MARKETS CORP.		By: PIPER JAFFRAY & CO.

By:	/s/ Jose L. Zardoya Name: Jose L. Zardoya	By:	/s/ Scott A. Beardsley Name: Scott A. Beardsley
	Title: Executive Director		Title: Managing Director